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                                                                 EXHIBIT 4(b)(1)

Tecnomatix Technologies Ltd. (the "COMPANY")                      April 30, 2003
Tecnomatix Ltd. (the "SUBSIDIARY")

RE:   LETTER OF INTENT FOR A LINE OF CREDIT

Bank Hapoalim is prepared to grant to the Company and the Subsidiary a credit line according to the following terms:

1.    TERMS OF CREDIT LINE

      1.1. The credit line is available for withdrawals by the Company and/or the Subsidiary in such allocation between them as elected by them from time to time.

      1.2. The amount of the loan (the "LOAN") made available is up to $25,000,000 out of which $10,000,000 will be available in one withdrawal (hereinafter the "FIRST LOAN") and the balance will be available for several withdrawals as elected by the Company and the Subsidiary, but not less than an amount of $5,000,000 per withdrawal (hereinafter the "LOAN BALANCE"), against which a fixed charge will be created at each date of withdrawal either over a cash deposit in an amount identical to the amount withdrawn or over bonds held by the Company or the Subsidiary, in a principal amount equal to the amount of the withdrawal plus an amount required for over collateralization, as requested at that time by the Bank according to the type of bonds, or a combination of any of the foregoing.

      1.3. The Loan will bear interest at the 3 month LIBOR rate plus a spread which will be decided between the parties upon each withdrawal.

      1.4. The period of the Loan will be 4 years from the date of withdrawal (hereinafter the "LOAN PERIOD").

      1.5. REPAYMENT OF THE FIRST LOAN. An amount of 1/12 of the principal will be repaid three months after the end of the first anniversary of the date of withdrawal and each three months thereafter; the interest will be paid every three months commencing from the date of withdrawal until full repayment of the First Loan.

            REPAYMENT OF THE LOAN BALANCE. In respect of each withdrawal, the principal will be paid at the date the bond or the deposit subject to the fixed charge expires. For the avoidance of doubt, the period of the deposit may correspond to the Loan Period. The interest will be paid every three months commencing from the date of withdrawal until full repayment.

      1.6. The withdrawals will be made within two months from the date of the signing of this letter.

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      1.7.  One-time handling fee with respect to the Loan is in an amount of
            $10,000.

2.    ADDITIONAL TERMS

      2.1. The Company and the Subsidiary will create in favor of the Bank a first-degree floating charge unlimited in amount. In addition the Company and the Subsidiary will provide cross guaranties.

      2.2. The Company and the Subsidiary will deposit with the Bank, subject to the Bank's fixed charge, not less than $15,000,000 or bonds in this amount, and an additional amount equal to the security margins requested by the Bank at the time of the creation of the fixed charge. If, after August 15, 2004, the outstanding principal amount of the Loan decreases below $25,000,000 then the amount required to be deposited subject to the fixed charge will be reduced below $15,000,000 by an amount equal to the difference between $25,000,000 and the outstanding principal amount of the Loan at such time.

      2.3. In addition, until August 15, 2004 additional cash deposits or bonds will be deposited with the Bank in an amount of $10,000,000 so that the total deposits under Sections 2.2 and 2.3 shall be $25,000,000.

      2.4. After August 15, 2004, if the Company has repaid its outstanding 5 1/4% convertible notes, until the date of the full repayment of the principal and the interest of the Loan, the amount required to be deposited with the Bank under Section 2.3 will be $3,000,000 instead of $10,000,000, such that the total deposits under Sections 2.2 and
            2.4 shall be $18,000,000 in lieu of the amounts set forth in Section
            2.3. If at any time after August 15, 2004 the principal amount of the Loan decreases below $25,000,000, then the total amount of deposits under Sections 2.2 and 2.4 shall be $18,000,000 less the difference between $25,000,000 and the outstanding principal amount of the Loan at such time.

      2.5. The Credit Line is conditioned upon the Company maintaining on a consolidated basis the following financial ratios as reflected in its audited annual financial statements and its unaudited quarterly financial statements:

            2.5.1. Until August 15, 2004 the Cash Balance of the Company will not fall below the amount of $30,000,000. "CASH BALANCE" shall mean: cash, cash equivalents, bonds and deposits.

            2.5.2. From August 15, 2004 until July 15, 2005 the Cash Balance of the Company will not fall below the amount of $23,000,000. From July 15, 2005 until the end of the Loan Period the Cash Balance of the Company will not fall below an amount which is $7,000,000 above the total outstanding principal amount of the Loan and any other loans of the Company or the Subsidiary from any other bank.

            2.5.3. The average quarterly EBITDA of the Company in the three preceding quarters (commencing only with the last quarter of 2003) will not fall below the amount of $1,000,000. "EBITDA" means the consolidated net operating income (losses) of the Company before any depreciation and/or amortization.

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            2.5.4. The ratio of shareholders' equity to total assets will not fall below 40% and the shareholders' equity shall not be less than an amount of $33,000,000.

            2.5.5. The ratio between the current assets and the current liabilities will be greater than 1.5.

      2.6. the foregoing terms shall have the meanings assigned to them under generally accepted accounting principles under which the Company's reports are prepared. The bank acknowledges that such reports are prepared and will be continued to be prepared in the foreseeable future in U.S. dollars and under U.S. GAAP. The quarterly reports will not be audited or reviewed but will be accompanied by a certificate of the CFO that confirms that such reports were approved by the Board.

      2.7. The Company and the Subsidiary will sign all documents in connection with the Loan to the bank's satisfaction.

      2.8. The Loan is made available, provided that you do not breach your obligations and that there will be no restriction under law that prevents the availability of the Loan.

      2.9. The Company and the Subsidiary are entitled to effect prepayment of the Loan or any part thereof upon a date on which repayment under the Loan is due, by giving 14 days' prior notice to the Bank and only if the prepayment will be in a minimum amount of $2,000,000. There shall be no penalty for prepayment except for commissions and penalties required by law and expenses caused to the Bank directly as a result of the prepayment.

In any event of contradiction between the terms of this letter and any other document signed between the parties with respect to this Loan, this letter shall prevail.

                                                         Sincerely,

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